Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14d-9 under the

Securities Exchange Act of 1934, as amended

Filer: Surgical Care Affiliates, Inc.

Subject Company: Surgical Care Affiliates, Inc.

Filer’s Commission File Number: 001-36154

Date: January 18, 2017

Optum / SCA Announcement

Summary and Frequently Asked Questions (FAQs)

January 18, 2017

The purpose of this document is to provide teammates with responses to frequently asked questions (“FAQs”) regarding the announcement of the planned merger of Surgical Care Affiliates, Inc. (“SCA”) with a wholly-owned subsidiary of UnitedHealth Group Incorporated (“UnitedHealth” or “UHG”). It is very natural to have many questions following the announcement of a transaction such as this. At this time, we are unfortunately limited in our ability to address many questions that we know you may have due to regulatory and other considerations. That being said, through these FAQs, we are providing information on a number of topics we understand you may be focusing on and we expect to provide further updates as we have information we can share. This set of FAQs is not exhaustive, but it is designed to help you better understand certain aspects of the UnitedHealth transaction. This document is for internal use only.

Overview

On January 9, 2017, SCA announced that it had entered into a merger agreement (the “Merger Agreement”) with UnitedHealth and two wholly-owned subsidiaries of UnitedHealth, to become a part of UnitedHealth’s OptumCare group. The Merger Agreement calls for the acquisition of all of SCA’s outstanding common stock for $57.00 per share, to be funded between 51 percent and 80 percent with UnitedHealth common stock, with the final percentage to be determined at UnitedHealth’s option, and the remainder in cash.

Summary

We are extremely proud of the progress the SCA community has made over the last decade since we came together to define our values, mission and vision.

One of our greatest responsibilities is to position SCA to continue making progress towards our Vision of becoming the partner of choice and to deliver on our Mission of improving healthcare in America.

As we reflected on how to accelerate our progress, we decided to join the UnitedHealth Group as part of its OptumCare subsidiary. We believe this combination will:

•	Accelerate our progress towards our Vision to become the partner of choice and to improve health care in America;
•	Better align with health plans and medical groups – including UnitedHealthcare, OptumCare’s physician groups and others that seek to achieve the triple aim;

•	Develop better tools to help independent physicians – our primary customers – to succeed in the years to come; and
•	Continue our focus on patient value and satisfaction.

UnitedHealth Group is a roughly $200 billion enterprise, comprised of two parts:

•	UnitedHealthcare is a $160 billion health benefits platform and the largest health plan in the country
•	Optum is a $90 billion health services platform consisting of:
○	OptumCare (which is the Optum group SCA would join, and which includes the largest primary care driver delivery organization in the country and one of the largest urgent care networks in the country);
○	OptumConsumer (a consumer engagement and population health analytics platform);
○	OptumInsight (a data analytics platform); and
○	OptumRx (pharmacy care services for approximately 65 million people).

Frequently Asked Questions (FAQs)

General Operating, Strategy and Employment Questions

When does SCA expect the transactions under the Merger Agreement to close?

We expect the transactions under the Merger Agreement to close during the first half of 2017. The transactions are subject to a number of closing conditions, and, accordingly, we do not know the exact date when the transaction will close.

Will this change our culture or our Mission, Vision and Values?

One of the major reasons why we are excited to join OptumCare is the similarity of our cultures and how this accelerates our progress towards our Vision of becoming the partner of choice and to deliver on our mission of improving health care in America.

Will this change how my facility operates?

No. We have worked together since 2007 as a private company, then we became a public company in 2013. Operating as part of OptumCare should not impact how our facilities operate in serving our physicians and providing great care for our patients. Please note that the closing of the transactions remains subject to certain conditions (including the receipt of necessary regulatory approvals and other customary closing conditions), and SCA and UnitedHealth will continue to operate as two separate companies during the pendency of the proposed transaction.

We have had challenges in the past with UnitedHealthcare at our (facility) / for my (physician). Why would you combine with them?

We are combining with OptumCare, which is on the Optum “side” of UnitedHealth Group. With respect to the health plan (UnitedHealthcare) side, we have invested heavily over the last two years in educating the UnitedHealthcare leadership team about the value of ASCs and the independent surgeons who utilize them. The actions UnitedHealthcare has taken over the last six months to enable us to break down historical barriers to the migration of cases profitably to surgery centers, and their interest in SCA, displays a commitment to the value we provide. As we move forward, we expect to continue to obtain UnitedHealthcare contracts which appropriately pay for value and help us achieve our Vision and Mission.

Does our facility have to go in network with UnitedHealthcare?

No. As always, we will work with our partners to seek to make the right decision for each of our partnerships. Our preference is to be in network with all major health plans, and we will only do so on terms that are reasonable for the market. We do expect that in joining OptumCare, a deeper relationship with

UnitedHealthcare will emerge and enhance our common understanding of the value surgery centers and surgical hospitals provide.

Is the SCA leadership team leaving?

The SCA leadership team was unanimously supportive of the deal and is excited about the opportunity to accelerate our progress. We are also familiar with other companies that have joined Optum, like Monarch HealthCare (our physician group partner in Orange County, California), and the leadership teams have stayed together.

How does this change my job?

We are entering into this proposed transaction with an eye toward growing and expanding our business. We do not expect there to be any changes at our facilities as a result of this transaction – we will continue caring for our patients and serving our physicians as we have done in the past. We expect joining OptumCare may bring an additional layer of stability to our surgery centers and surgical hospitals and enhance growth opportunities in the future for many of our partnerships. Within support services (i.e., “corporate”), we will develop a plan that leverages the capabilities of SCA and Optum over time.

Are we going to stop taking patients from other health plans?

No. We will continue to serve all payers as we always have, as we believe this is the best approach for our physicians and the optimal way to serve our communities. One of the key elements of our transition plan, co-authored with the Optum and UnitedHealth Group leadership team, is outreach to all of the major health plans to share our vision for the company and express our commitment to serve their patients with the same level of quality and cost care as we have always provided. All of the physician practices and urgent care centers that are part of OptumCare currently serve patients covered by the major health plans in their market.

How are other health plans going to react?

It is important to note that OptumCare already works with more than 80 health plans beyond UnitedHealthcare. We, and the OptumCare team, are actively communicating with each of our health plan partners to explain the benefits we see in SCA joining OptumCare, and how this will provide a great platform to obtain high quality care at a lower cost for their beneficiaries. Numerous providers, including Monarch HealthCare and MedExpress, have joined OptumCare in the last several years and continued to serve all health plans. If you experience issues with another health plan because of their perception of the transaction, please reach out to Brian Mathis or the member of the “Catalyst Team” representing your partnership as well as your group president, to ensure we are appropriately working to resolve the issue.

Will this impact my (facility) teammates?

We do not foresee any material changes for our facility teammates. That result would be consistent with the experience of the many great provider organizations (such as Monarch HealthCare) that have joined OptumCare.

Will we still do Medical Missions?

Yes. UnitedHealth Group was thrilled to learn about our Medical Mission work. As an example, Anna Gimble, a UnitedHealthcare executive who has been an instrumental part of developing our national agreement with UnitedHealthcare, signed up to join an upcoming Medical Mission with her mother.

How does this impact our relationship with our health system partner?

Optum has extensive health system relationships as well through its “Optum360” platform. We have reviewed each of our partnerships with them and developed a specific communication plan based on our mutual relationships. If you have specific questions, please speak with your regional leader or group president.

Will we change our facility names or SCA’s name?

Similar to the medical groups that OptumCare has invested in, there are no immediate plans to change names. If over time there appears to be value in the OptumCare name, then we will look at that while defaulting to what makes the most sense in local markets.

Will this change my benefits?

SCA teammates will remain on SCA benefits, including health and retirement (401k) benefits, through 2017. Benefits will be subject to review thereafter, including moving to UnitedHealth Group benefits.

Will we still have our 2017 ALM?

Yes. Planning for the 2017 ALM is well underway and we are excited to have another great meeting in May for all of our administrators and Values Heroes.

Does this change our policies and procedures? (CBO, facility, etc.)

There are no immediate changes planned, and consistent with our value of continuous improvement, we will look to see if Optum has any best practices that are applicable for the work we do in our facilities and business offices.

Will I have more career opportunities?

UnitedHealth Group is a large, diverse and rapidly growing organization and this could open additional career opportunities over time for those who are interested in growing their careers.

What do physicians get out of this?

We made the decision to join OptumCare because we believe it provides a unique opportunity to deliver on our mission to improve health care in America. We believe joining OptumCare positions many of our individual partnerships for a brighter future. We plan to develop products and solutions to better support independent surgeons and specialists over the coming years, which should enhance the value SCA provides to our physician partners. This includes value-based payment opportunities, alignment opportunities with primary care and urgent care centers in a growing number of markets, and potential support for physician practices.

Will we continue to invest in freestanding centers and develop de novos?

Absolutely. Our 2017 plan remains unchanged from what we developed and approved last fall. As we deepen our collaboration with UnitedHealthcare and OptumCare, we will identify market strategies that enable us to be more targeted in the markets where we will deploy resources.

Is SCA going to move its offices?

No. We will continue to have our headquarters in Deerfield and our Group Offices in Birmingham, Stamford, Irving, and Pasadena.

Does this proposed transaction Partner of Choice 2020 (POC 2020)?

No. We will continue to focus on ways to better serve our customers and physicians.

How will this impact my compensation?

We do not anticipate changes to our current salaries or bonus plans. Equity grants will be made by SCA in the normal manner in March, and, in future years (subject to the completion of the proposed transaction), we anticipate issuing certain eligible teammates annual equity awards in the form of UnitedHealth Group stock. Existing SCA equity awards will convert into UnitedHealth Group equity awards at the closing at $57 per SCA share, and continue to vest on the same schedule. We anticipate keeping SCA’s benefits through 2017. Additionally, we do not anticipate any material changes in your overall employment terms.

How do you think our competition will leverage this information?

SCA will join OptumCare, a division within UnitedHealth Group, which may confuse patients, doctors and SCA staff at our ASCs about what type of health plans we accept outside of UnitedHealthcare. As noted in a previous question, our facilities will still accept other health plans.

Leadership has communicated it will be business as usual, so what will change now that we are a part of OptumCare?

It’s very important that we continue to execute on our responsibilities and deliver on our 2017 plan as usual. This will not only position us as a strong business within OptumCare, but it will drive us closer toward our Vision as the Partner of Choice and Mission of improving health care in America. Following the closing, there will be some minimal change in the near-term with our new partnership, including greater collaboration between SCA and UnitedHealthcare as well as the ability to leverage data and expertise within the larger Optum organization.

Will there be a shift in our key financial metrics?

No, cash will still be the most important metric in our financial reporting.

Teammate Stock Purchase Plan (TSPP) Questions

What effect will the transaction have on the TSPP?

Prior to the closing of the transactions provided for under the Merger Agreement, we will terminate the TSPP and the current offering period under the TSPP (January 1, 2017 through June 30, 2017), and no further offering periods will be commenced. Additionally, no individual is permitted to increase his or her rate of contribution following Jan. 6, 2017.

What will happen to contributions made to the TSPP during the current offering period?

Immediately prior to the time that the current offering period is terminated, teammates’ accumulated contributions to the TSPP will be used to purchase shares of SCA common stock at the end of the offering period in accordance with the existing terms of the TSPP. However, each teammate participating in the current offering period will receive a written notice at least 10 days before the closing of the transactions which will provide the teammate with the opportunity to terminate his or her outstanding purchase rights under the TSPP. Any remaining accumulated but unused payroll deductions will be distributed to participants without interest as promptly as practicable following the termination of the current offering period.

How are shares of SCA common stock acquired under the TSPP affected by the transaction?

If you hold shares of SCA common stock, either as a result of purchases under the TSPP or otherwise, you will be entitled to sell those shares to UnitedHealth Group pursuant to its tender offer for SCA common stock. If you choose to sell your shares to UnitedHealth Group in the tender offer, you will receive the transaction consideration in exchange for your shares. If you choose not to sell your shares to UnitedHealth Group in the tender offer, and if the conditions to the Offer are satisfied and the Offer closes, your shares will be exchanged for the right to receive the transaction consideration at the closing unless you choose to exercise appraisal rights.

Will I be able to elect to participate in future offering periods under the TSPP?

No, the current offering period under the TSPP is the final offering period, and nobody may elect to participate in the TSPP after January 6, 2017. Prior to the closing of the transactions provided for under the Merger Agreement, which we expect to occur during the first half of 2017, we will terminate the TSPP.

Can I withdraw from the TSPP prior to the closing of the transactions under the Merger Agreement?

Yes, you may withdraw from the TSPP for any reason by visiting the TSPP custodian’s enrollment website, www.etrade.com/enroll. Upon effectiveness of the withdrawal, your payroll deductions will then stop, and the funds in your account will be distributed to you without interest.

Effect on Outstanding Equity Awards

What will happen to outstanding RSUs and Stock Options?

At the closing of the transactions under the Merger Agreement, existing restricted stock units (“RSUs”) and stock options will convert into UnitedHealth Group equity awards at $57 per SCA share, and generally continue to vest on the same schedule. Prior to the closing of the transactions, SCA’s Board or Compensation Committee will take all actions necessary to effectuate the treatment of the outstanding RSUs and stock options. Additional information will be communicated closer to closing.

Cautionary Statement Regarding Forward Looking Statements

This communication may contain statements that constitute “forward-looking statements,” including, for example, information related to UnitedHealth Group Incorporated (“UnitedHealth Group”), Surgical Care Affiliates, Inc. (“SCA”) and the proposed acquisition of SCA by UnitedHealth Group. Generally the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “project,” “should” and similar expressions identify forward-looking statements, which generally are not historical in nature. Such statements reflect the current analysis of existing information and involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the possibility that various conditions to the consummation of the UnitedHealth Group exchange offer and mergers may not be satisfied or waived, including the receipt of regulatory clearances related to the mergers; uncertainty as to how many shares of SCA common stock will be tendered into the UnitedHealth Group exchange offer; the risk that the UnitedHealth Group exchange offer and mergers will not close within the anticipated time periods, or at all; the failure to complete or receive the anticipated benefits from UnitedHealth Group’s acquisition of SCA; the possibility that the parties may be unable to successfully integrate SCA’s operations into those of UnitedHealth Group; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, suppliers or physicians) may be greater than expected following the transaction; the retention of certain key employees at SCA may not be achieved; the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transactions; UnitedHealth Group and SCA are subject to intense competition; factors that affect UnitedHealth Group’s ability to generate sufficient funds to maintain its quarterly dividend payment cycle; the effects of local and national economic, credit and capital market conditions; and the other risks and uncertainties relating to UnitedHealth Group and SCA described in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015, and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

SCA assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements or information, which speak only as of the date hereof.

Additional Information and Where to Find It

This communication relates to a pending business combination transaction between UnitedHealth Group and SCA. The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to sell or exchange, nor a solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

UnitedHealth Group intends to file a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. UnitedHealth Group and a wholly-owned subsidiary of UnitedHealth Group intend to file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. SCA intends to file a solicitation/recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. SCA and UnitedHealth Group may also file other documents with the SEC regarding the transaction. This communication is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which SCA or UnitedHealth Group may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the solicitation/recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any decision regarding exchanging their shares, because they will contain important information about the transaction. The prospectus/offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, will be made available to all holders of SCA’s stock at no expense to them. The exchange offer materials and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the solicitation/recommendation statement may be obtained for free by contacting UnitedHealth Group’s Investor Relations department at (800) 328-5979. Additional copies of the solicitation/recommendation statement may be obtained for free by contacting SCA’s Investor Relations department at (800) 768-0094.

In addition to the SEC filings made in connection with the transaction, each of UnitedHealth Group and SCA files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. UnitedHealth Group’s and SCA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.